SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2020

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Delegación Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil to sell Tracfone to Verizon”

Mexico City, September 14, 2020. América Móvil, S.A.B. de C.V. ("AMX” o “America Movil”) [BMV: AMX] [NYSE: AMX | AMOV], announced today that it has entered into an agreement with Verizon Communications Inc. (“Verizon”) to sell its 100% interest in its subsidiary TracFone Wireless, Inc. (“Tracfone”), the largest mobile virtual prepaid service operator in the United States, serving 21 million subscribers.

The agreed purchase price payment at the closing is Us$6,250 million, of which one-half will be in cash and the other in Verizon stock. In addition, following the closing, Verizon shall pay to AMX: (i) up to Us$500 million as an earn-out if Tracfone continues to achieve certain performance measures during the 24 months following the closing, calculated and paid in 4 consecutive 6-month periods, and (ii) Us$150 million deferred commercial consideration payable within two years following the closing.

AMX will continue to benefit from EBITDA generated by Tracfone during fiscal year 2020 and until the closing date of the transaction.

The closing of the transaction is subject to customary conditions for this type of transactions, including obtaining required governmental approvals. Parties expect the closing to occur during 2021.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 14, 2020

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact